# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STARZ ENTERTAINMENT CORP /CN/, CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2700 COLORADO AVENUE, SUITE 200, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 05/06/2025
Amends the filing with accession number 0000950142-24-002761
Filed by CIK 0001905374
Persons authorized to receive notices and communications: William Barratt, Liberty 77 Capital L.P., 2099 Pennsylvania Ave NW, Washington, District Of Columbia (DC), 20006, 202-984-7070

## Reporting persons
- Liberty 77 Capital L.P. (CIK 0001905374): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,803,788; shared voting power 0; sole dispositive power 1,803,788; shared dispositive power 0; aggregate amount beneficially owned 1,803,788 (10.8% of the class)
- Liberty 77 Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 390,909; shared voting power 0; sole dispositive power 390,909; shared dispositive power 0; aggregate amount beneficially owned 390,909 (2.3% of the class)
- Liberty 77 Fund International L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 1,412,879; shared voting power 0; sole dispositive power 1,412,879; shared dispositive power 0; aggregate amount beneficially owned 1,412,879 (8.5% of the class)
- Liberty 77 Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,803,788; shared voting power 0; sole dispositive power 1,803,788; shared dispositive power 0; aggregate amount beneficially owned 1,803,788 (10.8% of the class)
- Liberty Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,803,788; shared voting power 0; sole dispositive power 1,803,788; shared dispositive power 0; aggregate amount beneficially owned 1,803,788 (10.8% of the class)
- STM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,803,788; shared voting power 0; sole dispositive power 1,803,788; shared dispositive power 0; aggregate amount beneficially owned 1,803,788 (10.8% of the class)
- Steven T. Mnuchin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,803,788; shared voting power 0; sole dispositive power 1,803,788; shared dispositive power 0; aggregate amount beneficially owned 1,803,788 (10.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: STARZ ENTERTAINMENT CORP /CN/
Address of issuer's principal executive offices: 2700 COLORADO AVENUE, SUITE 200, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 8 amends and supplements the statement on Schedule 13D, dated September 5, 2023, as amended through the date hereof (as so amended, the "Schedule 13D"), and is being filed with the Securities and Exchange Commission by the "Reporting Persons" identified herein relating to the Common Shares (the "Common Shares"), of Starz Entertainment Corp., formerly known as Lions Gate Entertainment Corp., a corporation existing under the laws of British Columbia (the "Issuer"), with its principal executive offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8, Canada and 1647 Stewart Street, Santa Monica, California 90404, United States.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of:

(i) Liberty 77 Capital L.P. (the "Liberty Manager"), a Delaware limited partnership and investment manager of the Liberty Funds;

(ii) Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership;

(iii) Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership (together with Liberty 77 Fund L.P., the "Liberty Funds");

(iv) Liberty 77 Capital Partners L.P. (the "Liberty Manager GP"), a Delaware limited partnership and the general partner of the Liberty Manager;

(v) Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(vi) STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the general partner of the Liberty Funds;

(vii) Steven T. Mnuchin ("Secretary Mnuchin"), an individual and citizen of the United States and president of STM Partners LLC,

each person or entity listed in clauses (i) - (vii), a "Reporting Person" and, collectively, the "Reporting Persons."
Residence or business address: The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Liberty Funds received the Common Shares in exchange for Class A Voting Common Shares and Class B Non-Voting Common Shares of the Issuer previously held by them in connection with the plan of arrangement that resulted in the separation of the motion picture and television studio operations (the "LG Studios Business") of the Issuer from its other businesses, including the STARZ-branded premium subscription platforms (the "Starz Business"). See Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer's performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional acquisitions of Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, including transactions directly with the Issuer, depending upon their evaluation of the Issuer's business, prospects, financial condition and results of operations, the market for the Common Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Shares or other securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Common Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Consistent with the Reporting Persons' investment purposes, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Issuer's board of directors and may make suggestions or proposals concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On May 6, 2025, the Issuer, together with certain other related parties, completed a series of transactions that resulted in the separation of the LG Studios business (the "LG Studios Business") from the Starz Business) through a series of steps that resulted in the pre-transaction shareholders of the Issuer owning shares in two separate companies: (1) the Issuer, which was renamed "Starz Entertainment Corp." and holds, directly and through subsidiaries, the Starz Business, and (2) a newly formed company ("New Lionsgate," which was renamed "Lionsgate Studios Corp." upon completion of the separation) and holds, directly and through subsidiaries, the LG Studios Business. In connection with the completion of the separation, among other things: Issuer shareholders received, in exchange for each outstanding Class A Share of the Issuer that they held: one New Lionsgate Class A share; and one New Lionsgate Class C preferred share. Issuer shareholders received, in exchange for each outstanding Class B share of the Issuer that they held: one New Lionsgate Class B share; and one New Lionsgate Class C preferred share. The Issuer changed its name to Starz Entertainment Corp. and created a new class of voting common shares, the Common Shares. New Lionsgate created a new class of common shares without par value (the "New Lionsgate new common shares") and New Lionsgate shareholders (formerly Issuer shareholders) received, in exchange for each New Lionsgate Class A share they held, together with each New Lionsgate Class C preferred share they received in exchange for Class A Common Shares of the Issuer, one and twelve one-hundredths New Lionsgate new common shares and one and twelve one-hundredths Common Shares; and for each New Lionsgate Class B share they held, together with each New Lionsgate Class C preferred share they received in exchange for an Issuer Class B share of the Issuer, one New Lionsgate new common share and one Common Share. As a result of the steps described above, each of New Lionsgate and the Issuer has a single class of "one share, one vote" common shares. In connection with the separation, Common Shares were consolidated on a 15-to-1 basis, such that every fifteen (15) Common Shares were consolidated into one Common Share.

References to percentage ownership of the Common Shares in this Schedule 13D are based on 16,709,928 Common Shares expected to be outstanding immediately following the separation transactions described above, as disclosed by the Issuer in its joint proxy statement and prospectus filed with the Securities and Exchange Commission on March 14, 2025. The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group. By virtue of the fact that (i) the Common Shares reported herein are directly beneficially owned by the respective Liberty Funds, (ii) the Liberty Manager is the investment manager of the Liberty Funds, (iii) Liberty Manager GP is the general partner of the Liberty Manager, (iv) Liberty Capital L.L.C. is the general partner of the Liberty Manager GP, (v) STM Partners LLC indirectly controls the Liberty Manager and the general partner of the Liberty Funds, and (vi) Secretary Mnuchin is the president of STM Partners LLC, the other Reporting Persons may be deemed to have the power to vote and direct the disposition of the Common Shares owned of record by Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Common Shares indicated on row (11) on such Reporting Person's cover page included herein, or the approximate percentage of the aggregate amount of Common Shares indicated on row (13) on such Reporting Person's cover page included herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Class A Shares indicated on such Reporting Person's cover page included herein.
Transactions in the class effected during the past sixty days: See Item 5(a).
Other persons with the right to receive dividends or sale proceeds: Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, and as such, has the right to receive, and the right to direct the receipt of, dividends from or the proceeds from the sale of the securities that are reported in this Schedule 13D. Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Liberty 77 Capital L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/08/2025)
- Liberty 77 Fund L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (05/08/2025)
- Liberty 77 Fund International L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (05/08/2025)
- Liberty 77 Capital Partners L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/08/2025)
- Liberty Capital L.L.C.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/08/2025)
- STM Partners LLC: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (05/08/2025)
- Steven T. Mnuchin: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (05/08/2025)